Exhibit 99.1

Interim Consolidated Financial Statements

July 31, 2022

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	July 31	October 31	July 31
As at	2022	2021	2021

Assets

Cash	$84,214	$271,523	$297,005
Securities (note 4)	133,682	-	-
Loans, net of allowance for credit losses (note 5)	2,814,121	2,103,050	1,952,154
Other assets (note 6)	43,326	40,513	36,612

	$3,075,343	$2,415,086	$2,285,771

Liabilities and Shareholders' Equity

Deposits	$2,475,063	$1,853,204	$1,817,746
Subordinated notes payable (note 7)	98,706	95,272	95,683
Other liabilities (note 8)	154,926	134,504	120,310
	2,728,695	2,082,980	2,033,739

Shareholders' equity:
Share capital (note 9)	242,510	241,466	166,404
Retained earnings	104,071	90,644	85,626
Accumulated other comprehensive income (loss)	67	(4)	2
	346,648	332,106	252,032

	$3,075,343	$2,415,086	$2,285,771

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2022	2021	2022	2021

Interest income:
Loans	$33,165	$22,078	$83,151	$64,465
Other	1,012	322	1,594	1,099
	34,177	22,400	84,745	65,564

Interest expense:
Deposits and other	12,727	6,539	26,435	19,967
Subordinated notes	1,388	1,319	4,121	1,586
	14,115	7,858	30,556	21,553

Net interest income	20,062	14,542	54,189	44,011

Non-interest income	1,177	1,187	3,951	3,110
Total revenue	21,239	15,729	58,140	47,121

Provision for (recovery of) credit losses (note 5)	166	96	246	(159)
	21,073	15,633	57,894	47,280

Non-interest expenses:
Salaries and benefits	6,768	4,853	19,577	14,836
General and administrative	5,519	2,414	13,162	7,136
Premises and equipment	929	933	2,880	2,657
	13,216	8,200	35,619	24,629

Income before income taxes	7,857	7,433	22,275	22,651

Income tax provision (note 10)	2,137	1,997	6,046	6,181

Net income	$5,720	$5,436	$16,229	$16,470

Other comprehensive income:
Items that may subsequently be reclassified to net income: Foreign exchange gain on translation of foreign operations	24	5	67	2

Comprehensive income	$5,744	$5,441	$16,296	$16,472

Basic and diluted income per common share (note 11)	$0.20	$0.25	$0.56	$0.72

Weighted average number of common shares outstanding	27,441,082	21,123,559	27,441,082	21,123,559

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2022	2021	2022	2021

Common shares (note 9):

Balance, beginning and end of the period	$227,674	$152,612	$227,674	$152,612

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$13,647	$13,647	$13,647	$13,647

Series 3 preferred shares

Balance, beginning of the period	$-	$-	$-	$15,690
Redemption of preferred shares (note 9)	-	-	-	(15,690)

Balance, end of the period	$-	$-	$-	$-

Contributed surplus:

Balance, beginning of the period	$765	$145	$145	$145
Fair value of stock-based compensation (note 9)	424	-	1,044	-

Balance, end of the period	$1,189	$145	$1,189	$145

Total share capital	$242,510	$166,404	$242,510	$166,404

Retained earnings:

Balance, beginning of the period	$99,285	$80,965	$90,644	$73,194
Transfer of transaction costs on redemption of Series 3, preferred shares (note 9)	-	-	-	(1,123)
Net income	5,720	5,436	16,229	16,470
Dividends paid on common and preferred shares	(934)	(775)	(2,802)	(2,915)

Balance, end of the period	$104,071	$85,626	$104,071	$85,626

Accumulated other comprehensive income (loss):

Balance, beginning of the period	$43	$(3)	$-	$-
Other comprehensive income (loss)	24	5	67	2

Balance, end of the period	$67	$2	$67	$2

Total shareholders' equity	$346,648	$252,032	$346,648	$252,032

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the nine months ended
	July 31	July 31
	2022	2021

Cash provided by (used in):

Operations:
Net income	$16,229	$16,470
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	246	(43)
Stock-based compensation	1,044	-
Income tax provision	6,046	6,181
Interest income	(84,745)	(65,564)
Interest expense	30,556	21,553
Amortization	1,431	1,273
Accretion of discount on securities	(255)	-
Foreign exchange rate change on assets and liabilities	3,300	1,238
Interest received	77,970	62,667
Interest paid	(24,919)	(23,224)
Income taxes paid	(5,207)	(970)
Change in operating assets and liabilities:
Loans	(704,607)	(294,255)
Deposits	617,589	252,970
Change in other assets and liabilities	19,426	11,474
	(45,896)	(10,230)
Purchase of investment:
Acquisition of DBG, net of cash acquired	-	(7,473)
Purchase of securities (note 4)	(133,427)	-
Purchase of investment (note 6)	-	(953)
Purchase of property and equipment	(746)	(67)
	(134,173)	(8,493)
Financing:
Issuance of subordinated notes payable, net of issue costs (note 7)	-	89,498
Redemption of preferred shares (note 9)	-	(16,813)
Repayment of loan assumed from DBG	-	(1,410)
Redemption of securitization liability	-	(8,631)
Dividends paid	(2,802)	(2,915)
Repayment of lease obligations	(469)	(458)
	(3,271)	59,271

Change in cash	(183,340)	40,548

Effect of exchange rate changes on cash	(3,969)	(1,187)

Cash, beginning of the period	271,523	257,644

Cash, end of the period	$84,214	$297,005

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

1.     Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”).  The Bank, whose shares trade on the Toronto Stock Exchange and NASDAQ Stock Exchange, provides commercial lending and banking services to select niche markets in Canada and the United States as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank’s management has established two reportable operating segments, those being Digital Banking and DRTC (cybersecurity services and banking and financial technology development).  Details of the Bank’s segment reporting are set out in note 17.

The Bank is incorporated in Canada, and maintains its registered head office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.     Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2021.

The interim Consolidated Financial Statements for the three and nine months ended July 31, 2022 and 2021 were approved by the Audit Committee of the Board of Directors on August 29, 2022.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except for the investment in Canada Stablecorp Inc. which is measured at fair value through other comprehensive income (see note 6).

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Significant judgement was applied in assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its financial assets as described in note 5 – Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates were applied by management in determining the fair value of stock options granted in the first quarter of fiscal 2022 as described in note 9.

Available forward-looking information, including forecast macroeconomic indicator and industry performance trend data are influenced by a number of factors, including, but not limited to, the anticipation of continued monetary policy tightening and the effectiveness of same on mitigating inflation levels, consumers’ ability to service household debt at higher interest rates, the sustainability of a strong labour market and the effectiveness of low unemployment offsetting the impact of elevated inflation as well as geo-political risk derived from the crisis in Ukraine and the impact of the crisis on global supply chains. The dynamic nature of these macroeconomic influences and the trends exhibited by the available forward looking information derived from same results in the assumptions, judgements and estimates made by management in the preparation of these interim Consolidated Financial Statements being subject to some uncertainty.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.     Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2021 and are detailed in note 3 of the Bank’s 2021 audited Consolidated Financial Statements. During the current year the Bank updated or incorporated the following significant accounting policies:

Segment reporting:

Effective the quarter ended January 31, 2022, the Bank is presenting segmented information in its Consolidated Financial Statements in accordance with IFRS 8 Segment Reporting. The Bank’s management has established two reportable operating segments, those being Digital Banking and DRTC. Details of the Bank’s segment reporting are set out in note 17.

4.     Securities:

During the quarter ended July 31, 2022, the Bank purchased a series of Government of Canada Treasury Bills for $88.8 million with a face value totaling $90.0 million resulting in a weighted average yield of 2.60% on the instruments, with maturities ranging from October 27, 2022 to May 25, 2023. The Bank also purchased a U.S. Government Treasury Bill for USD $34.9 million ($45.3 million) with a face value of USD $35 million ($45.6 million) resulting in a yield of 2.15% on the instrument which matures on October 13, 2022. The securities are measured at amortized cost and the carrying value at July 31, 2022 approximates the fair value of these assets.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

5.     Loans:

The Bank organizes its lending portfolio into the following four broad asset categories: Point of Sale Loans and Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

a) Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2022	2021	2021

Point-of-sale loans and leases	$1,998,993	$1,279,576	$1,144,902
Commercial real estate mortgages	755,042	757,576	738,063
Commercial real estate loans	13,510	26,569	30,044
Public sector and other financing	35,605	32,587	33,201
	2,803,150	2,096,308	1,946,210

Allowance for credit losses	(1,699)	(1,453)	(1,732)
Accrued interest	12,670	8,195	7,676

Total loans, net of allowance for credit losses	$2,814,121	$2,103,050	$1,952,154

The following table provides a summary of loan amounts, expected credit loss allowance amounts, and expected loss rates by lending asset category:

	As at July 31, 2022				As at October 31, 2021
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Point-of-sale loans and leases	$1,993,887	$3,714	$1,392	$1,998,993	$1,277,011	$2,565	$-	$1,279,576
ECL allowance	528	-	-	528	275	-	-	275
EL %	0.03%	0.00%	0.00%	0.03%	0.02%	0.00%	0.00%	0.02%
Commercial real estate mortgages	$648,297	$106,745	$-	$755,042	$694,869	$62,707	$-	$757,576
ECL allowance	979	117	-	1,096	980	134	-	1,114
EL %	0.15%	0.11%	0.00%	0.15%	0.14%	0.21%	0.00%	0.15%
Commercial real estate loans	$13,510	$-	$-	$13,510	$26,569	$-	$-	$26,569
ECL allowance	49	-	-	49	45	-	-	45
EL %	0.36%	0.00%	0.00%	0.36%	0.17%	0.00%	0.00%	0.17%
Public sector and other financing	$35,422	$183	$-	$35,605	$32,507	$80	$-	$32,587
ECL allowance	25	1	-	26	16	3	-	19
EL %	0.07%	0.55%	0.00%	0.07%	0.05%	3.75%	0.00%	0.06%
Total loans	$2,691,116	$110,642	$1,392	$2,803,150	$2,030,956	$65,352	$-	$2,096,308
Total ECL allowance	1,581	118	-	1,699	1,316	137	-	1,453
Total EL %	0.06%	0.11%	0.00%	0.06%	0.06%	0.21%	0.00%	0.07%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees or cash reserves on loan and lease receivables included in the POS Financing portfolio (see note 8).

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include but are not limited to changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and U.S. macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and U.S. macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: the Bank of Canada (“BoC”) continues to tighten monetary policy into early 2023; consumer spending remains somewhat stable as a strong labour market and higher wages effectively offset the impact of higher interest rates and elevated inflation; the housing market continues to cool attributable to higher interest rates dampening demand and home values continuing to decline through 2022; supply-chain challenges dissipate as demand for durable goods moderates and more wide-spread vaccination against COVID-19 supports a broader, sustainable re-opening; and, only limited public health restrictions are imposed, even with the continued emergence of new COVID-19 variants.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2022 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2022:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$1,699	$1,129	$1,436	$2,000
Variance from reported ECL		(570)	(263)	301
Variance from reported ECL (%)		(34%)	(15%)	18%

The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes a lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. Impaired loans require recognition of lifetime losses and is reflected in Stage 3 grouping.

The determination of a significant increase in credit risk is a function primarily of loan product type and the associated risk profile of same. The principal factors considered in making this determination include relative changes in the Bank’s internal risk rating assignment, the loan’s watchlist status, and the loan’s delinquency status. Notwithstanding the above, the assessment of a significant increase in credit risk will require experienced credit judgement.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$419	$-	$-	$419
Transfer in (out) to Stage 1	16	(16)	-	-
Transfer in (out) to Stage 2	(45)	45	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	138	(29)	-	109
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	109	-	-	109
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$528	$-	$-	$528

Commercial real estate mortgages
Balance at beginning of period	$948	$101	$-	$1,049
Transfer in (out) to Stage 1	16	(16)	-	-
Transfer in (out) to Stage 2	(88)	88	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	49	(38)	-	11
Loan originations	64	-	-	64
Derecognitions and maturities	(10)	(18)	-	(28)
Provision for (recovery of) credit losses	31	16	-	47
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$979	$117	$-	$1,096

Commercial real estate loans
Balance at beginning of period	$40	$-	$-	$40
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	9	-	-	9
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	9	-	-	9
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$49	$-	$-	$49

Public sector and other financing
Balance at beginning of period	$24	$1	$-	$25
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1	-	-	1
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1	-	-	1
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$25	$1	$-	$26

Total balance at end of period	$1,581	$118	$-	$1,699

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2021:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$238	$-	$-	$238
Transfer in (out) to Stage 1	34	(34)	-	-
Transfer in (out) to Stage 2	(29)	29	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	16	5	-	21
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	21	-	-	21
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$259	$-	$-	$259

Commercial real estate mortgages
Balance at beginning of period	$1,079	$229	$-	$1,308
Transfer in (out) to Stage 1	47	(47)	-	-
Transfer in (out) to Stage 2	(23)	23	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	20	(17)	-	3
Loan originations	120	-	-	120
Derecognitions and maturities	(30)	-	-	(30)
Provision for (recovery of) credit losses	134	(41)	-	93
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,213	$188	$-	$1,401

Commercial real estate loans
Balance at beginning of period	$49	$-	$-	$49
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	3	-	-	3
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	3	-	-	3
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$52	$-	$-	$52

Public sector and other financing
Balance at beginning of period	$41	$-	$-	$41
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(16)	-	-	(16)
Loan originations	-	-	-	-
Derecognitions and maturities	(5)	-	-	(5)
Provision for (recovery of) credit losses	(21)	-	-	(21)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$20	$-	$-	$20

Total balance at end of period	$1,544	$188	$-	$1,732

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$275	$-	$-	$275
Transfer in (out) to Stage 1	68	(68)	-	-
Transfer in (out) to Stage 2	(130)	130	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	315	(62)	-	253
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	253	-	-	253
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$528	$-	$-	$528

Commercial real estate mortgages
Balance at beginning of period	$980	$134	$-	$1,114
Transfer in (out) to Stage 1	38	(38)	-	-
Transfer in (out) to Stage 2	(92)	92	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(48)	(49)	-	(97)
Loan originations	224	-	-	224
Derecognitions and maturities	(123)	(22)	-	(145)
Provision for (recovery of) credit losses	(1)	(17)	-	(18)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$979	$117	$-	$1,096

Commercial real estate loans
Balance at beginning of period	$45	$-	$-	$45
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	4	-	-	4
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	4	-	-	4
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$49	$-	$-	$49

Public sector and other financing
Balance at beginning of period	$16	$3	$-	$19
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	10	(2)	-	8
Loan originations	-	-	-	-
Derecognitions and maturities	(1)	-	-	(1)
Provision for (recovery of) credit losses	9	(2)	-	7
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$25	$1	$-	$26

Total balance at end of period	$1,581	$118	$-	$1,699

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2021:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$215	$-	$-	$215
Transfer in (out) to Stage 1	75	(75)	-	-
Transfer in (out) to Stage 2	(119)	119	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	88	(44)	-	44
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	44	-	-	44
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$259	$-	$-	$259
Commercial real estate mortgages
Balance at beginning of period	$1,174	$192	$-	$1,366
Transfer in (out) to Stage 1	47	(47)	-	-
Transfer in (out) to Stage 2	(81)	81	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(169)	29	-	(140)
Loan originations	344	-	-	344
Derecognitions and maturities	(102)	(67)	-	(169)
Provision for (recovery of) credit losses	39	(4)	-	35
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,213	$188	$-	$1,401

Commercial real estate loans
Balance at beginning of period	$137	$-	$-	$137
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(85)	-	-	(85)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(85)	-	-	(85)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$52	$-	$-	$52

Public sector and other financing
Balance at beginning of period	$57	$-	$-	$57
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(31)	-	-	(31)
Loan originations	-	-	-	-
Derecognitions and maturities	(6)	-	(116)	(122)
Provision for (recovery of) credit losses	(37)	-	(116)	(153)
Write-offs	-	-	-	-
Recoveries	-	-	116	116
Balance at end of period	$20	$-	$-	$20

Total balance at end of period	$1,544	$188	$-	$1,732

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

b) Impaired loans:

At July 31, 2022, the Bank held three impaired loans totalling $1.4 million ( October 31, 2021 - $nil). Two of the impaired loans totalling $1.0 million were subsequently fully repaid on August 2, 2022, and the third loan for $400,000 remains well secured and is scheduled to be repaid in early September 2022.

6.	Other assets:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2022	2021	2021

Accounts receivable	$3,744	$2,643	$1,279
Prepaid expenses and other	16,067	12,699	10,699
Property and equipment	6,965	7,075	7,272
Right-of-use assets	4,296	4,817	4,990
Deferred income tax asset	2,248	2,931	1,943
Investment	953	953	953
Goodwill	5,754	5,754	5,754
Intangible assets	3,299	3,641	3,722

	$43,326	$40,513	$36,612

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2022	2021	2021

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 13), effective interest rate of 10.41%, maturing March 2029.	$4,906	$4,898	$4,896

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	93,800	90,374	90,787

	$98,706	$95,272	$95,683

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

8.	Other liabilities:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2022	2021	2021

Accounts payable and other	$8,317	$6,893	$6,328
Current income tax liability	3,157	2,949	2,053
Deferred income tax liability	769	898	840
Lease obligations	4,644	5,113	5,276
Cash collateral and amounts held in escrow	10,992	7,887	3,182
Cash reserves on loan and lease receivables	127,047	110,764	102,631

	$154,926	$134,504	$120,310

9.	Share capital:

a) Common shares:

At July 31, 2022, there were 27,441,082 ( October 31, 2021 – 27,441,082) common shares outstanding.

b) Preferred shares:

At July 31, 2022, there were 1,461,460 ( October 31, 2021 – 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares which include NVCC provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 14).

On April 30, 2021, the Bank redeemed all of its 1,681,320 outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

c) Stock options

Under the Bank’s stock option plan, the Bank will grant, to eligible participants, options for the Bank’s common shares on a periodic basis. As per the Bank’s current stock option plan all options issued have a five year term and vest over a three year period. At July 31, 2022, the Bank was authorized to issue 1,240,000 common share stock options through its stock option plan of which 953,730 common share stock options were issued and outstanding ( October 31, 2021 – 40,000).

Stock option transactions during the three and nine month periods ended July 31, 2022 and 2021:

	for the three months ended				for the nine months ended
	July 31, 2022		July 31, 2021		July 31, 2022		July 31, 2021

		Weighted		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of period	953,730	$15.53	42,017	$10.73	40,000	$7.00	42,017	$10.73
Granted	-	-	-	-	913,730	15.90	-	-
Exercised	-	-	-	-	-	-	-	-
Forfeired/cancelled	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	953,730	$15.53	42,017	$10.73	953,730	$15.53	42,017	$10.73

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

For the three and nine month periods ended July 31, 2022, the Bank recognized $424,000 ( July 31, 2021 - $nil) and $1.0 million ( July 31, 2021 - $nil), respectively, in compensation expense related to the estimated fair value of options granted. The fair value of the 913,730 stock options granted during the period ended January 31, 2022, was estimated at the grant date using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 1.26%, expected option life of 3.5 years, expected volatility of 29.5%, expected annual dividends of 0.64% and a forfeiture rate of 2.0%. The fair value of each stock option granted was estimated at $3.10 per share. As at July 31, 2022, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023.

10.	Income tax provision:

Income tax provision for the three and nine months ended July 31, 2022 was $2.1 million ( July 31, 2021 - $2.0 million) and $6.0 million ( July 31, 2021 - $6.2 million) respectively. The Bank’s combined statutory federal and provincial income tax rate is approximately 27% (2021 – 27%). The effective rate is affected by certain items not being taxable or deductible for income tax purposes.

11.	Income per common share:

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2022	2021	2022	2021

Net income	$5,720	$5,436	$16,229	$16,470
Less: dividends on preferred shares	(247)	(247)	(741)	(1,331)
	5,473	5,189	15,488	15,139

Weighted average number of common shares outstanding	27,441,082	21,123,559	27,441,082	21,123,559

Income per common share:	$0.20	$0.25	$0.56	$0.72

Common shares associated with the Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

12.	Commitments and contingencies:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2022	2021	2021

Loan commitments	$315,757	$296,248	$280,086
Letters of credit	58,732	46,462	51,418

	$374,489	$342,710	$331,504

13.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At July 31, 2022, amounts due from these related parties totalled $1.3 million ( October 31, 2021 - $1.5 million) and an amount due from a corporation controlled by key management personnel totalled $2.4 million ( October 31, 2021 - $2.8 million). The interest rates charged on loans and advances to related parties are based on mutually agreed upon terms. Interest income earned on the above loans for the three and nine months ended July 31, 2022, was $24,000 ( July 31, 2021 - $25,000) and $71,000 ( July 31, 2021 – $58,000). There were no specific provisions for credit losses associated with loans issued to key management personnel ( October 31, 2021 - $nil), and all loans issued to key management personnel were current as at July 31, 2022. $500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (note 7).

14.	Capital management:

a)  Overview:

The Bank’s policy is to maintain a strong capital base in order to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

Our objectives with respect to regulatory capital are to maintain adequate capital levels for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty precipitated by same, OSFI introduced guidance over the course of the second quarter of fiscal 2020 that set out transitional arrangements pertaining to the capital treatment of expected credit loss provisioning which allows for a portion of eligible ECL allowance amounts to be included in CET1 capital, on a transitional basis, over the course of the period ranging between 2020 and 2022 inclusive. The portion of the Bank’s ECL allowance that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowance amounts estimated in the current period relative to the sum of Stage 1 and Stage 2 ECL allowance amounts estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor was set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022. The impact of the capital treatment of expected credit loss provisioning on the Bank’s capital levels and associated capital ratios is presented in the table below.

During the period ended July 31, 2022, there were no material changes in the Bank’s management of capital.

b)	Risk-Based Capital Ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2022	2021
	"Transitional"
	& "All in"	"All in"

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$228,863	$227,819
Retained earnings	104,071	90,644
Accumulated other comprehensive income	67	(4)
CET1 before regulatory adjustments	333,001	318,459
Regulatory adjustments applied to CET1	(11,615)	(12,751)
Common Equity Tier 1 capital	$321,386	$305,708

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647
Total Tier 1 capital	$335,033	$319,355

Tier 2 capital
Directly issued Tier 2 capital instruments	$101,180	$97,910
Tier 2 capital before regulatory adjustments	101,180	97,910
Eligible stage 1 and stage 2 allowance	1,699	1,453
Total Tier 2 capital	$102,879	$99,363
Total regulatory capital	$437,912	$418,718
Total risk-weighted assets	$2,568,678	$2,013,544
Capital ratios
CET1 capital ratio	12.51%	15.18%
Tier 1 capital ratio	13.04%	15.86%
Total capital ratio	17.05%	20.80%

As at July 31, 2022 and October 31, 2021, the Bank exceeded all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

c)	Leverage Ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2022	2021
	"Transitional"
	& "All in"	"All in"

On-balance sheet assets	$3,075,343	$2,415,086
Assets amounts adjusted in determining the Basel III Tier 1 capital	(11,615)	(12,751)
Total on-balance sheet exposures	3,063,728	2,402,335

Total off-balance sheet exposure at gross notional amount	$374,489	$342,710
Adjustments for conversion to credit equivalent amount	(210,567)	(210,065)
Total off-balance sheet exposures	163,922	132,645

Tier 1 capital	335,033	319,355
Total exposures	3,227,650	2,534,980

Leverage ratio	10.38%	12.60%

As at July 31, 2022 and October 31, 2021, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

15.	Interest rate risk position:

The Bank is subject to interest rate risk which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period as well as the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s shareholders’ equity over a 60 month period if no remedial actions are taken.

(thousands of Canadian dollars)
	July 31, 2022		October 31, 2021
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,877	$(5,823)	$4,147	$(3,220)
Impact on reported equity during a 60 month period	$(1,694)	$1,890	$1,603	$(1,586)

Duration difference between assets and liabilities (months)	0.8		2.3

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

16.	Fair Value of Financial Instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments are not necessarily representative of amounts realizable upon immediate settlement. See note 19 of the October 31, 2021 audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
As at	July 31, 2022		October 31, 2021

	Book	Fair	Book	Fair
(thousands of Canadian dollars)	Value	Value	Value	Value

Assets

Cash	$84,214	$84,214	$271,523	$271,523
Securities	133,682	133,602	-	-
Loans	2,814,121	2,849,584	2,103,050	2,118,636
Other financial assets	3,744	3,744	3,596	3,596

Liabilities

Deposits	$2,475,063	$2,390,055	$1,853,204	$1,860,332
Subordinated notes payable	98,706	101,180	95,272	97,910
Other financial liabilities	151,000	151,000	130,657	130,657

17.	Operating Segmentation:

The Bank has established two reportable operating segments, those being Digital Banking and DRTC (cybersecurity services). The two operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking – The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian and U.S. banking markets. VersaBank obtains its deposits and provides the majority of its loans and leases electronically via innovative deposit and lending solutions for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly-owned subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by our chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of our consolidated financial statements, as disclosed in note 3 of the Bank’s 2021 audited Consolidated Financial Statements.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

Following is information regarding the results of each reportable operating segment as at and for the three and nine months ended July 31, 2022 and 2021:

(thousands of Canadian dollars)
for the three months ended	July 31, 2022				July 31, 2021
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$20,062	$-	$-	$20,062	$14,542	$-	$-	$14,542
Non-interest income	12	1,206	(41)	1,177	2	1,226	(41)	1,187
Total revenue	20,074	1,206	(41)	21,239	14,544	1,226	(41)	15,729

Provision for (recovery of) credit losses	166	-	-	166	96	-	-	96
	19,908	1,206	(41)	21,073	14,448	1,226	(41)	15,633

Non-interest expenses:
Salaries and benefits	5,600	1,168	-	6,768	4,411	442	-	4,853
General and administrative	5,217	343	(41)	5,519	2,286	169	(41)	2,414
Premises and equipment	610	319	-	929	607	326	-	933
	11,427	1,830	(41)	13,216	7,304	937	(41)	8,200

Income (loss) before income taxes	8,481	(624)	-	7,857	7,144	289	-	7,433

Income tax provision	2,099	38	-	2,137	1,904	93	-	1,997

Net income (loss)	$6,382	$(662)	$-	$5,720	$5,240	$196	$-	$5,436

Total assets	$3,076,611	$21,796	$(23,064)	$3,075,343	$2,285,882	$18,323	$(18,434)	$2,285,771

Total liabilities	$2,725,820	$24,794	$(21,919)	$2,728,695	$2,030,180	$20,848	$(17,289)	$2,033,739

(thousands of Canadian dollars)
for the nine months ended	July 31, 2022				July 31, 2021
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$54,189	$-	$-	$54,189	$44,011	$-	$-	$44,011
Non-interest income	14	4,061	(124)	3,951	(14)	3,234	(110)	3,110
Total revenue	54,203	4,061	(124)	58,140	43,997	3,234	(110)	47,121

Provision for (recovery of) credit losses	246	-	-	246	(159)	-	-	(159)
	53,957	4,061	(124)	57,894	44,156	3,234	(110)	47,280

Non-interest expenses:
Salaries and benefits	16,625	2,952	-	19,577	13,634	1,202	-	14,836
General and administrative	12,460	826	(124)	13,162	6,585	661	(110)	7,136
Premises and equipment	1,851	1,029	-	2,880	1,775	882	-	2,657
	30,936	4,807	(124)	35,619	21,994	2,745	(110)	24,629

Income (loss) before income taxes	23,021	(746)	-	22,275	22,162	489	-	22,651

Income tax provision	5,805	241	-	6,046	5,910	271	-	6,181

Net income (loss)	$17,216	$(987)	$-	$16,229	$16,252	$218	$-	$16,470

Total assets	$3,076,611	$21,796	$(23,064)	$3,075,343	$2,285,882	$18,323	$(18,434)	$2,285,771

Total liabilities	$2,725,820	$24,794	$(21,919)	$2,728,695	$2,030,180	$20,848	$(17,289)	$2,033,739

The Bank has operations in the US, through both its Digital Banking and DRTC businesses, however as at July 31, 2022 substantially all of the Bank’s earnings and assets are based in Canada.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2022 and 2021

18.	Acquisition:

On June 14, 2022, VersaBank signed a definitive agreement to acquire Minnesota-based Stearns Bank Holdingford, N.A. (“SBH”), a privately held, wholly owned subsidiary of Stearns Financial Services Inc. (“SFSI”) based in St. Cloud, Minnesota, for an estimated USD $13.5 million (CAD $17.4 million), subject to adjustment at closing. SBH is a fully operational OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending, which is expected to add approximately USD $60 million in total assets to VersaBank’s balance sheet, subject to any adjustments at closing. The acquisition is intended to provide VersaBank with access to U.S. deposits to expand the growth of its Receivable Purchase Program business, which VersaBank launched in the U.S. in the prior quarter. Subject to customary closing conditions, including regulatory approval by both the OCC and OSFI, the transaction is anticipated to close before December 31, 2022.

19.	Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.

20.	Subsequent event:

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. VersaBank’s directors and management believe that the market price of VersaBank’s common shares does not reflect the value of the business and the future prospects of same, and further, reflects a material discount to book value and as such the purchase of common shares for cancellation at such time is a prudent corporate measure and represents an attractive investment for the Bank.

As of August 10, 2022, the public float comprised 17,817,350 common shares and there were 27,441,082 issued and outstanding Common Shares in total. Daily purchases under the NCIB will be limited to 25% of the Bank’s average daily trading volume, which is 1,182 common shares, other than block purchase exceptions. During the preceding six-month period, 1,054,624 VersaBank common shares were traded on all Canadian exchanges. Of that total, 591,481 shares were traded on the TSX and the remaining 463,143 shares were traded on a number of alternate exchanges and trading systems.

The purchases may commence on August 17, 2022 and will terminate on August 16, 2023, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and alternate trading systems and in accordance with the rules of the TSX or such alternate trading systems, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.